Dean Witter Spectrum Series
Monthly Report
December 1996

Dear Limited Partner:

The Net Asset Value per unit for the Dean Witter Spectrum Funds as of December 31, 1996 was as follows:

                                                          % Change for
Fund                 N.A.V.      % Change for Month       the year-1996
Spectrum Balanced    $11.63            -3.92%                  -3.65%
Spectrum Strategic   $10.67            -2.70%                  -3.53%
Spectrum Technical   $13.61            -3.86%                  18.35%

In Spectrum Balanced, a balanced portfolio of stocks, bonds and managed futures utilizing the futures, options and forward markets, the losses were recorded during December in the managed futures portion of the portfolio from long global bond futures positions due to a sharp trend reversal early in the month. Additional losses were recorded in the bond portion of the portfolio from long U.S. Treasury note futures positions, as well as in the stock portion of the portfolio from long S&P 500 Index futures positions, as prices in these markets moved lower during the month. Losses were also recorded in currency markets from long positions in the Italian lira, British pound and Australian dollar as the value of these currencies moved lower. A small portion of these losses was offset by gains in natural gas futures.

In Spectrum Strategic, a Fund managed by three trading advisors who employ fundamental trading methodologies in a diverse portfolio of futures, options and forward markets, the Fund posted net losses for the month as a result of a sharp reversal lower in global interest rate futures prices early in the month. This dramatic move downward resulted in losses from long European, U.S. and Japanese interest rate futures positions. In global stock index futures, losses were recorded from long positions in Nikkei Index futures as prices moved lower during mid-month. In metals, losses recorded in base metals futures as prices moved in a short-term volatile pattern were offset somewhat by gains from holding short gold positions. A portion of the Fund's overall losses was offset by gains experienced in the currency markets as the value of the British pound moved higher relative to the U.S. dollar and other world currencies during the second half of the month.

In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems across a diverse portfolio of futures, options and forward markets, the Fund recorded losses during December primarily in global interest rate futures as a result of a sharp price trend reversal early in the month. This sudden downward move resulted in a give back of previous months' profits as losses were recorded from long positions in U.S., European and Japanese interest rate futures. In global stock index futures, losses were recorded as prices moved in a short-term volatile pattern throughout a majority of the month. Gains recorded from short positions in Nikkei Index futures, which moved lower during mid-month, offset a portion of these losses. In the currency markets, losses were recorded from long Australian dollar positions as its value decreased sharply relative to the U.S. dollar early in the month. Trading gains from short Swiss franc and Japanese yen positions, as the value of these currencies continued to trend lower versus the U.S. dollar, offset a portion of these currency losses. Trading gains from short positions in corn futures and long crude oil futures positions offset a portion of overall Fund losses during December.

I would also like to take this opportunity to inform you that we anticipate Schedule K-1 (Form 1065) tax forms reporting each Limited Partner's share of the partnership income, loss and deductions for calendar year 1996 will be mailed during the last week of February.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York, NY 10048, or your Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Mark J. Hawley
President
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for the Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                            Year                              Return
Spectrum Balanced
                                 1994(2 months)                     -1.7%
                                 1995                               22.8%
                                 1996                               -3.7%

                         Inception-to-Date Return:                  16.3%
                         Annualized Return:                          7.5%
________________________________________________________________________________________________________

Spectrum Strategic
                                 1994(2 months)                      0.1%
                                 1995                               10.5%
                                 1996                               -3.5%

                         Inception-to-Date Return:                   6.7%
                         Annualized Return:                          3.2%
________________________________________________________________________________________________________

Spectrum Technical
                                 1994(2 months)                     -2.2%
                                 1995                               17.6%
                                 1996                               18.4%

                         Inception-to-Date Return:                  36.1%
                         Annualized Return:                         15.9%
/TABLE

Statements of Operations
For the Month Ended December 31, 1996
(Unaudited)
                                                                   Dean Witter Spectrum Balanced

                                                                                   Percent of
                                                                                   December 1, 1996
                                                                                   Beginning
                                                   Amount                          Net Asset Value
                                                     $                             %
REVENUES
Trading Profit (Loss):
  Realized                                           999,355                        4.97
  Net change in unrealized                        (1,760,471)                      (8.76)

  Total Trading Results                             (761,116)                      (3.79)
Interest Income                                       85,483                        0.43

  Total Revenues                                    (675,633)                      (3.36)

EXPENSES
Brokerage commissions                                 92,147                        0.46
Management fees                                       20,943                        0.10


  Total Expenses                                     113,090                        0.56

NET LOSS                                            (788,723)                      (3.92)



Statements of Changes in Net Asset Value
For the Month Ended December 31, 1996
(Unaudited)
                                     Dean Witter Spectrum Balanced
                                                       Units          Amount    Per Unit
                                                         $           $          $
Net Asset Value,
  December 1, 1996                                1,661,547.147    20,104,834    12.10
Net Loss                                                      -      (788,723)   (0.47)
Redemptions                                         (68,910.187)     (801,425)   11.63
Subscriptions                                        16,471.971       191,569    11.63

Net Asset Value,
  December 31, 1996                               1,609,108.931    18,706,255    11.63





The accompanying notes are an integral part of these financial statements.


      Dean Witter Spectrum Strategic    Dean Witter Spectrum Technical
                                 Percent of                                                 Percent of
                                 December 1, 1996                                           December 1, 1996
                                 Beginning                                                  Beginning
        Amount                   Net Asset Value    Amount                                  Net Asset Value
           $                           %                         $                                %
          566,773                 1.20                    15,711,028                         13.91
        (1,519,943)              (3.23)                  (19,297,395)                       (17.09)

          (953,170)              (2.03)                   (3,586,367)                        (3.18)
           163,644                0.35                       381,841                          0.34

          (789,526)              (1.68)                   (3,204,526)                        (2.84)


           323,442                0.69                       776,253                          0.69
           156,820                0.33                       376,365                          0.33

           480,262                1.02                     1,152,618                          1.02

        (1,269,788)              (2.70)                   (4,357,144)                        (3.86)







   Dean Witter Spectrum Strategic      Dean Witter Spectrum Technical
  Units          Amount   Per Unit   Units         Amount      Per Unit
                          $          $                            $            $
4,290,718.105  47,046,110  10.96  7,974,429.811  112,909,459    14.16
            -  (1,269,788) (0.29)             -   (4,357,144)   (0.55)
 (139,694.114) (1,490,536) 10.67    (50,243.115)    (683,809)   13.61
   78,077.860     833,091  10.67    374,880.407    5,102,123    13.61

4,229,101.851  45,118,877  10.67  8,299,067.103  112,970,629    13.61


Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Unaudited)



1.  Summary of Significant Accounting Policies

Organization - Dean Witter Spectrum Balanced L.P. ("Spectrum Balanced"), Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals. The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The commodity broker is Dean Witter Reynolds Inc. ("DWR"). Both DWR and Demeter are wholly-owned subsidiaries of Dean Witter, Discover & Co. ("DWD").

Demeter is required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - Commodity futures contracts and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily Net Assets in the case of Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury Bills. For purposes of such interest payments, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Brokerage fees for Spectrum Balanced are accrued at a flat rate monthly fee of 11/24 of 1% of the Net Assets as of the first day of each month.

Brokerage fees for Spectrum Strategic and Spectrum Technical are accrued at a flat rate monthly fee of 33/48 of 1% of the Net Assets as of the first day of each month.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements -
(Continued)


Such fee will cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month.
No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a limited partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units may be redeemed as of the end of any month upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the end of the twelfth, eighteenth, or twenty fourth full months following the closing at which such person first becomes a limited partner, may be assessed a redemption charge equal to 3%, 2% or 1% respectively, of the Net Asset Value per Unit on the date of such redemption. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements -
(Continued)




Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 regardless of its financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited
Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage commissions to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1. Each Partnership is authorized to issue and sell Units at Monthly Closings at a price per Unit equal to 100% of the Net Asset Value of a Unit of such Partnership as of the close of business on the date of such monthly closing.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Balanced L.P.
  RXR, Inc.

Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  A. Gary Shilling & Co., Inc.
  Willowbridge Associates Inc.

Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.
  Chesapeake Capital Corporation
  John W. Henry & Co. Inc.


Compensation to the trading managers by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued at the rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate) to Spectrum Balanced.

The management fee is accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum
Strategic and Spectrum Technical.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Concluded)



Incentive Fee - Each Partnership will pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in the Limited Partnership Agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month. When trading losses are incurred, no incentive fee will be paid in subsequent months until all such losses are recovered.

4. Legal Matters - On September 6, 10, and 20, 1996, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures and Currency Management Inc., DWD (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors to those pools. Also, on September 18 and 20, 1996 similar purported class actions were filed in the Supreme Court of the State of New York, New York County, against the Dean Witter Parties and certain trading advisors on behalf of all purchasers of interest in various limited partnership commodity pools sold by DWR. Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in connection with the sale and operation of the various limited partnership commodity pools. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties.